SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   ----------------

                                     SCHEDULE 13G
                                    (RULE 13D-102)
                                  (Amendment No. 1)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(b), (c) AND (d) AND AMENDMENT THERETO FILED PURSUANT
                                  TO RULE 13D-2(B)
                                    ------------

                           Guaranty Federal Bancshares, Inc.
-----------------------------------------------------------------------------
                                  (Name of Issuer)

   Common Stock, par value
            $.10                                  40108P101
------------------------------              ---------------------------------
(Title of class of securities)                  (CUSIP number)



-----------------------------------------------------------------------------
              (Date of Event Which Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [_]     Rule 13d-1 (b)

               [_]     Rule 13d-1 (c)

               [X]     Rule 13d-1 (d)

---------------------

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (A) [X]
                                                            (B) [_]
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   5    SOLE VOTING POWER:         295,081

BENEFICALLY        6    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     7    SOLE DISPOSITIVE POWER:    295,081

PERSON WITH        8    SHARED DISPOSITIVE POWER:        0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:  295,081

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)       [_]
         EXCLUDES CERTAIN SHARES*:

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  6.63%

    12   TYPE OF REPORTING PERSON*: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (A) [X]
                                                            (B) [_]
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   5    SOLE VOTING POWER:        13,500

BENEFICALLY        6    SHARED VOTING POWER:           0
OWNED BY

EACH REPORTING     7    SOLE DISPOSITIVE POWER:   13,500

PERSON WITH        8    SHARED DISPOSITIVE POWER:      0

     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  13,500

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)       [_]
         EXCLUDES CERTAIN SHARES*:

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 0.30%

    12   TYPE OF REPORTING PERSON*: PN, BD


ITEM 1 (A).  NAME OF ISSUER:

          Guaranty Federal Bancshares, Inc.

ITEM 1 (B).  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:

          1341 West Battlefield
          Springfield, MO  65807

ITEM 2 (A).  NAME OF PERSON FILING:

          (I)  Alpine Associates, A Limited Partnership

          (II) Alpine Partners, L.P.

ITEM 2 (B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          As to Alpine Associates:
          100 Union Avenue
          Cresskill, NJ  07626

          As to Alpine Partners:
          100 Union Avenue
          Cresskill, NJ  07626

ITEM 2 (C).  CITIZENSHIP:

          As to Alpine Associates:  New Jersey

          As to Alpine Partners:    New Jersey

ITEM 2 (D).  TITLE OF CLASS OF SECURITIES:

          Common Stock, Par Value $0.10

ITEM 2 (E).  CUSIP NUMBER:

          40108P101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1 (B), OR 13D-2 (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [_] Broker or dealer registered under section 15 of the Exchange Act.

          (b)  [_]  Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) [_] Investment company registered under Section 8 of the Investment Company Act.

          (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E).

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G).

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

          (j)  [_]  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1 (c), check this box. [_]

ITEM 4.   OWNERSHIP.

          The information contained in Items 5 through 11 on the cover pages hereto is incorporated herein by reference.

          Alpine Associates and Alpine Partners may be deemed to be a group within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, by virtue of their having a common general partner. Each disclaims beneficial interest in the others holdings.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATIONS.

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                    A LIMITED PARTNERSHIP


                                By:  /S/TODD MASON
                                  --------------------------
                                     Todd Mason



DATED:  January 25, 2001


                                    ALPINE PARTNERS, L.P.


                                By:  /S/TODD MASON
                                  --------------------------
                                     Todd Mason


DATED:  January 25, 2001


















                                JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the securities of the company named below:

DATED: JANUARY 25, 2001

COMPANY: GUARANTY FEDERAL BANCSHARES, INC.

SECURITIES: COMMON STOCK, PAR VALUE $.10


                                                PARTIES

                                         ALPINE ASSOCIATES,
                                         A Limited Partnership


                                   By:  /S/TODD MASON
                                       ----------------------

                                         ALPINE PARTNERS, L.P.


                                   By:  /S/TODD MASON
                                       ----------------------